Exhibit 99.1

Canopy Growth Appoints Mike Lee as Acting Chief Financial Officer

THE COMPANY AND BOARD OF DIRECTORS THANK TIM SAUNDERS FOR CONTRIBUTIONS IN SHAPING CANOPY GROWTH'S CULTURE AND SUCCESS

SMITHS FALLS, ON, May 21, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce the appointment of Mike Lee to its executive leadership team in the acting role of Chief Financial Officer (CFO), effective June 1, 2019. Mike's permanent role as CFO will commence upon receiving Health Canada security clearance required for all Officers and Directors of the Company.

Mike brings a wealth of experience from the consumer goods & beverages industry, having worked for companies such as E. & J. Gallo Winery, PepsiCo, and recently Constellation Brands, where he served as Senior Vice President & CFO for their US$3B Wine & Spirits Division. He worked closely with Constellation Brands' executive leadership to transform their premium Wine & Spirits business, applying financial rigor along the way with a true sense of urgency that translated strategy into action.  Mike also led the business transformation agenda at Constellation Brands, focused on digital enablement and operating model design. Most recently, Mike has served in the role of Executive Vice President, Finance at Canopy Growth Corporation.

Mike's experience across these mature, category-leading CPG companies along with his experience in business transformation will be an asset as Canopy Growth continues to scale at an exponential rate. Taking advantage of his established strengths in developing high-performance teams, delivering financial results, and his ability to translate strategy into execution will help the Company's leadership chart a course for the future.

Tim Saunders, whose invaluable contributions to the Company's direction, finance leadership, and culture will continue to serve the executive team and Board of Directors of Canopy Growth as a strategic advisor in areas of mergers and acquisitions, corporate financing, and business transformation.

"When I welcomed Tim four years ago, Canopy Growth had a market cap of $93 million, two partially licensed production sites in Ontario and a single acquisition under our belt. After more than 26 acquisitions, 8 financings worth over $6.2 billion, the sector's first TSX and NYSE listings, and reaching a market cap of $21 billion, Tim exemplifies what it means to be a leader at Canopy Growth," said Bruce Linton, Chairman and Co-CEO, Canopy Growth. "As Tim transitions roles, I am also pleased to elevate Mike into the acting CFO role. His philosophy, accomplishments and all-around track record give me confidence that the Company's financial health and governance are in good hands. I look forward to working more closely with Mike, benefitting from his vision and expertise as the Company continues growing, both at home and abroad."

The Board of Directors, co-CEOs Bruce Linton and Mark Zekulin, along with the whole Canopy Growth family, thank Tim Saunders for his dedication and leadership. Having championed the financial health of the Company through an aggressive phase of M&A growth, multiple financing rounds, and historic listings on the TSX and NYSE, both firsts for cannabis companies, Tim's impact on Canopy Growth is permanent and sincerely appreciated.

Here's to Future Growth (now with Mike!).

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to changes to the leadership team. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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Canopy Growth Appoints Mike Lee as Acting Chief Financial Officer (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:37e 21-MAY-19